Exhibit 21.1

List of Subsidiaries of Connexa Sports Technologies Inc.

Name	Jurisdiction	D/B/A
Slinger Bag Americas Inc.	Delaware	-
Playsight Interactive Ltd.	Israel	-
Slinger Bag Europe BV	Netherlands	-
Foundation Sports Systems LLC	Massachusetts	-
Slinger Bag Australia Pty Ltd	Australia	-
Slinger Bag International (UK) Ltd	England and Wales	-
Slinger Bag Canada Inc.	Ontario, Canada	-
Slinger Bag Services Ltd.	Israel	-
Flixsense Pty Ltd.	Australia	Gameface